Filed by IPC Holdings, Ltd. pursuant to Rule 425

under the Securities Act of 1933, as amended, and deemed

filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934,

as amended. Subject Company: IPC Holdings, Ltd.

(Commission File No.: 000-27662)

IPC Holdings, Ltd.

Second Quarter 2009 Earnings Conference Call

July 24, 2009

Operator:	Please stand by, we’re about to begin. Good day everyone and welcome to the IPC Holdings, Ltd. Second Quarter 2009 Earnings Conference Call. Today’s call is being recorded. I’d now like to turn the conference over to Vice President and Company Secretary of IPC, Melanie Saunders, please go ahead ma’am.

Melanie:	Good morning ladies and gentlemen, and welcome to the IPC Holdings second quarter 2009 conference call. My name is Melanie Saunders, Vice President and Company Secretary of IPC, and with us this morning are John Weale, Interim President and CEO, and Chief Financial Officer, and Sean Symons, Senior Vice President and Controller.

During our discussions this morning, we may make forward-looking statements and, while these statements represent our best current judgment on what the future holds, they are subject to risks and uncertainties that could cause actual results to differ materially. As always, we recommend that, for more details on the risk factors you refer to our public filings, including our annual report on Form 10-K for the year ended December 31, 2008 and subsequent updates on Form 10-Q, and the joint proxy statement and prospectus on Form S-4 filed by Validus on July 16, 2009.

And now I’ll hand over to John who will talk about the second quarter earnings.

John:	Thank you Melanie. And good morning ladies and gentlemen. Thank you for taking the time to join us this morning as we discuss our second quarter 2009 results.

I’m sure most of you won’t realize that this call is the 54th quarterly earnings conference call that IPC has conducted. Perhaps what is more unusual is the fact that this is the 53rd earnings conference call that I have participated in, the first being almost exactly 13 years ago in 1996. Of course, for 52 of those calls, I was with either John Dowling or Jim Bryce, so it does seem a little different that today I sit here as Interim President and CEO. Anyway, enough of the random trivia. The purpose of this call is to focus on the second quarter as well as to give you a sense of how the July 1 renewals have gone.

As noted in the press release, we’ve achieved great results for the quarter ended June 30, 2009. Our premiums are up substantially over the same period in 2008 thanks to new business and improvements in pricing which more than offset the business which was not renewed. Pricing for North American business was generally up between 10 and 15 percent for loss-free contracts, with larger increases for contracts that have suffered losses from hurricane Ike last year. Non-U.S. business was up low-single digits to low-double digits depending on the territory and whether there had been any losses in recent periods. We were particularly gratified by April 1 renewals in Japan where we’d also benefited from mid-single digit plus price increases even though we have not seen any Cat activity in that territory for several years.

IPC Holdings, Ltd.

Second Quarter 2009 Earnings Conference Call

July 24, 2009

At June 30th, we were definitely ahead of where we expected to be from a premium perspective when we planned for 2009 in the latter part of last year. The pricing conditions that we experienced in the second quarter continued unabated with the July 1 renewals where we pretty much achieved our expectations, especially outside the U.S. where we were able to write business from many parts of the globe, from Latin America to the UK to China.

Second quarter was also somewhat quiet from a catastrophe perspective and as a result, we saw little in the way of claims activity other than in the aviation sector where unfortunately we have seen an unusual number of tragic events with a regularity that may well be unprecedented.

As always, at each quarter end, we completed an in-depth review of our loss reserves. At midyear, this is done in conjunction with an independent actuarial analysis which we have carried out on a semiannual basis. This review and analysis indicated a number of areas and events where our previous loss reserves may have been somewhat conservative and we felt it appropriate to reduce certain of them. As a result, our incurred losses benefited by approximately $19.5 million of reserve releases.

The third and final aspect of the second quarter that was of great benefit to our results came from the performance of our investment portfolio which Sean Symons our Financial Controller will talk about shortly. While we were quietly optimistic about the potential for a turnaround over the course of the 12 months of 2009, we have been pleasantly surprised by the speed of which this change has occurred in the second quarter and continuing now into the third quarter.

So in spite of the exceptional costs we incurred in relation to our various transaction activity, our second quarter results are probably some of the best quarterly results we have accomplished in our 16 year history. This combined with the relatively minor disruption to our underwriting activities resulting from some of the uncertainty regarding the company’s future, and the fact that we have lost no staff during these challenging times, makes an absolute mockery of A.M. Best’s assertion that we have experienced a deterioration in our business profile. By their own standards, i.e., the BCAR score, the indicated rating is far higher than the A that they previously assigned to us. To suggest our business profile is now commiserate with that of an A- carrier, i.e., the same rating they give to startups is again, seriously flawed.

One topic which I would like to take the opportunity to highlight is something I did refer to in the press release and that is the loyalty and support of our clients

IPC Holdings, Ltd.

Second Quarter 2009 Earnings Conference Call

July 24, 2009

and brokers. The fact that we’ve experienced such little disruption to our underwriting operations is a testament to their trust in us, which in itself is a reflection of the tremendous relationships that Jim Bryce and our underwriters have forged with them over the 16 years we’ve been in business. The value that should be placed on this cannot be understated.

I’m now going to hand over to Sean Symons who will give us some comments on the financial aspects of our results on operations.

Sean:	Thank you John, and good morning ladies and gentlemen. The following are some brief remarks regarding the financial aspects of our second quarter 2009 results.

It is gratifying to report net gains on investments in the second quarter of 2009. This was comprised of positive amounts from the three main segments of our investment portfolio. Of the gain of $77.4 million, $42.6 million was from our fixed maturity portfolio, split between realized gains of $5.1 million and a positive change in fair value of $37.5 million. $31.0 million of the gain came from our equity portfolio. Included in this amount was a $16.3 million gain from our investment in a global equity fund and a $14.7 million gain from our investments in two U.S. equity funds. In addition, we also incurred a gain of $2.5 million from our investment in a fund of hedge funds.

At the end of June 2009, our unrealized gains and losses were: a net gain of $28.6 million from our fixed maturity portfolio; a net gain of $3.6 million from our mortgage-backed securities portfolio; a net gain of $5.6 million from our equity investments; and a net loss of $21.4 million from our investment in a fund of hedge funds.

During the second quarter of 2009, we incurred net losses of $9.1 million related to the Air France Airbus crash in June and a $2.0 million net loss related to the earthquake in Italy in April. These charges were more than offset by reductions to our estimates of ultimate losses for several prior year events. We paid net losses of $27.4 million, of which $12.0 million related to hurricane Ike, and $4.0 million related to hurricane Katrina. We have not had any adverse development in respect of Ike.

The fully-diluted book value per common share was $35.90 at June 30, 2009, which represents an approximate $3.0 increase over fully diluted book value per common share at March 31, 2009.

On July 23, 2009, the Board of Directors declared a quarterly dividend of 22 cents per common share. This amount will be paid on September 2, 2009 to shareholders of record on August 20, 2009.

IPC Holdings, Ltd.

Second Quarter 2009 Earnings Conference Call

July 24, 2009

I’m now going to hand back to John who will open up the Q&A session.

John:	Thanks Sean. I’m going to turn things over now to our operator, Cecilia, so that we can start the Q&A segment of the call.

Operator:	Thank you. To ask a question today, you may do so by pressing star, one on your touchtone telephone. And as a reminder, if you are using a speakerphone, please make sure that your mute function is disengaged to allow your signal to reach our equipment. Once again, for questions at this time, you may signal us by pressing star, one. We’ll pause for just a moment to assemble our queue. And our first question comes from Doug Mewhirter of RBC Capital Markets.

Doug:	Hi, good morning.

John:	Morning Doug.

Doug:	John, if you could just describe the tone of the June and July renewals. I guess there was a lot of mixed reports, rates were up, but the brokers seemed, I guess the word was orderly from various brokers, I just wanted to see if you could just give some account of how the negotiations went and maybe just how the environment is right now for the dynamics between primary and reinsurers right now.

John:	Sure. I think certainly for our own specialist segment, the property cap business, it was a pretty disciplined renewal. It was pretty timely. It wasn’t one of these late renewals where things are done at the last minute. I think terms and conditions were pretty much as we expected and what we saw in terms of rates and conditions was pretty much a follow-on from what had occurred both in January 1 renewals and again in the second quarter. Again, we saw increases in the range of 10 to 15 percent on U.S. business and mid to single digits in non-U.S. business up to as much as 10 percent in the U.K., but generally, I would have to say it was pretty orderly disciplined and relatively uneventful.

Doug:	And why do you think that – because there was rumors – and Jim Bryce is certainly saying that there was potential for, I don’t want to call it panic, but where things I guess could have been a lot worse, do you think there was just maybe a little bit extra capital thrown in there as the year, the midyear renewals came up or primary insurers decided to maybe buy less to try to head off that? How do you think – why do you think that may be that the tone was – why we didn’t have I guess panic buying and why it was a lot more orderly than maybe people thought?

John:	I think it’s a number of factors. I think some companies, including ourselves to a little extent, kept a little bit of powder dry from the early part of the year. I think

IPC Holdings, Ltd.

Second Quarter 2009 Earnings Conference Call

July 24, 2009

the rebound in the investment markets in the second quarter was beneficial to people’s balance sheets and the fact it’s been, certainly from a Cat’s perspective, it’s been a relatively benign six months. All in all, people probably did have a little more capital to play with for the July 1 renewals and maybe the anticipated having at the end of last year, so I think all in all, as I say, it was relatively orderly, timely, and uneventful.

Doug:	Okay, thanks. That’s all my questions.

John:	Thank you Doug, appreciate it.

Operator:	And having no further question in queue, I’d like to offer everyone an additional opportunity, again, it is star, one if you have a question at this time. We’ll pause for another moment to assemble our queue. And again, that’s star, one. And we’ll go next to Josh Shanker of Citi.

Josh:	Well, no one has any questions so I just want to say thank you all for all your help and whatnot and congratulations on finally getting a deal done.

John:	Thank you Josh. We appreciate it, appreciate the kind words and we look forward to moving forward in the future.

Josh:	Great. Thank you.

John:	Thank you. And as there aren’t any more questions, I guess we must have done a good job in explaining everything.

Operator:	We do have one further question sir.

John:	Excellent.

Operator:	And it comes from Dean Evans of Keefe, Bruyette & Woods.

Dean:	Hi guys. Again, I’d like to echo Josh’s comments and thank you for all the help over the years. Also like to just follow up and see if you have any sort of color on any progression of the timing or sort of what the timeline would look like for the potential deal with Validus?

John:

Yes, certainly. As you’re probably aware, we did file the preliminary S-4 last week. That is now, we’re waiting to hear from the SEC regarding potential review. Obviously, once we’ve heard back from the SEC, which is, we’ll find out I think early next week whether or not they’re actually going to do a review or not, and then once that’s been undertaken, once we’re able to fine the definitive S-4 we can then set the date for the shareholder meeting which would be

IPC Holdings, Ltd.

Second Quarter 2009 Earnings Conference Call

July 24, 2009

approximately four weeks, three to four weeks after that date. So, we’re still pretty much on schedule looking at somewhere around early to mid September to close.

Dean:	Okay, great.

John:	Thank you.

Operator:	And at this time, Mr. Weale, we have no further questions in queue.

John:	Okay, well, thank you very much. Just before we close, I would like to take the opportunity to say two things. Firstly, on behalf of everybody at IPC, both the staff and the board, I would like to pay tribute to Jim Bryce for his years of service in successfully building this great little organization which he did from the foundations up, and to congratulate him on his well-deserved retirement. I’m sure many of you on this call miss his words of wisdom and experience as well as those unique little expressions he used to come up with, or Bryce Bites as we used to call them. And secondly, I want to pay tribute to our amazing staff at IPC, their loyalty and professionalism during the past few challenging and uncertain months has been nothing short of staggering. We could not have achieved these great results without them and it is difficult for me to express how profoundly grateful I am to them for this. So on that note, I’d just like to thank everybody again for participating in the call and wish everyone a pleasant and peaceful weekend. Thank you.

Operator:	And that does conclude today’s conference. Ladies and gentlemen, again, we appreciate everyone’s participation today.

About IPC Holdings, Ltd.

IPC Holdings, Ltd., through its wholly-owned subsidiary IPCRe Limited, provides property catastrophe reinsurance and, to a limited extent, aviation, property-per-risk excess and other short-tail reinsurance on a worldwide basis.

Contacts:

Media

The Abernathy MacGregor Group

Chuck Burgess, Mike Pascale or Allyson Morris

+1-212-371-5999

Investors

Innisfree M&A Inc.

Arthur Crozier

+1-212-750-5833

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release may include forward-looking statements, both with respect to the parties and their industry, that reflect their current views with respect to future events and financial performance. Statements that include the words “expect,” “intend,” “plan,” “confident,” “believe,” “project,” “anticipate,” “will,” “may” and similar statements of a future or forward-looking nature identify forward-looking statements. All forward-looking statements address matters that involve risks and uncertainties, many of which are beyond the parties’ control. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements. The parties believe that these factors include, but are not limited to, the following: 1) Validus and IPC may be unable to complete the proposed amalgamation because, among other reasons, conditions to the closing of the proposed amalgamation may not be satisfied or waived; 2) uncertainty as to the actual premium that will be realized by IPC shareholders in connection with the proposed amalgamation; 3) uncertainty as to the long-term value of Validus common shares; 4) unpredictability and severity of catastrophic events; 5) rating agency actions; 6) adequacy of Validus’ or IPC’s risk management and loss limitation methods; 7) cyclicality of demand and pricing in the insurance and reinsurance markets; 8) Validus’ limited operating history; 9) Validus’ ability to implement its business strategy during “soft” as well as “hard” markets; 10) adequacy of Validus’ or IPC’s loss reserves; 11) continued availability of capital and financing; 12) retention of key personnel; 13) competition; 14) potential loss of business from one or more major insurance or reinsurance brokers; 15) Validus’ or IPC’s ability to implement, successfully and on a timely basis, complex infrastructure, distribution capabilities, systems, procedures and internal controls, and to develop accurate actuarial data to support the business and regulatory and reporting requirements; 16) general economic and market conditions (including inflation, volatility in the credit and capital markets, interest rates and foreign currency exchange rates); 17) the integration of Talbot or other businesses Validus may acquire or new business ventures Validus may start; 18) the effect on Validus’ or IPC’s investment portfolios of changing financial market conditions including inflation, interest rates, liquidity and other factors; 19) acts of terrorism or outbreak of war; 20) availability of reinsurance and retrocessional coverage; 21) failure to realize the anticipated benefits of the proposed amalgamation, including as a result of failure or delay in integrating the businesses of Validus and IPC; and 22) the outcome of any legal proceedings to the extent initiated against Validus, IPC and others following the announcement of the proposed amalgamation, as well as management’s response to any of the aforementioned factors.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the risk factors included in Validus’ most recent reports on Form 10-K and Form 10-Q and the risk factors included in IPC’s most recent reports on Form 10-K and Form 10-Q and other documents of Validus and IPC on file with the Securities and Exchange Commission (“SEC”). Any forward-looking statements made in this press release are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Validus will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Validus or its business or operations. Except as required by law, the parties undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

ADDITIONAL INFORMATION ABOUT THE PROPOSED AMALGAMATION AND WHERE TO FIND IT:

This press release relates to a proposed business combination between IPC and Validus. On July 16, 2009, IPC and Validus filed with the SEC a preliminary joint proxy statement/prospectus. The issuance of Validus shares to IPC shareholders in the amalgamation will be submitted to shareholders of Validus for their consideration. The proposed amalgamation will be submitted to shareholders of IPC for their consideration. Validus and IPC shareholders are urged to read the joint proxy statement/prospectus, and any amendment or supplement thereto that may be filed, and all other relevant documents filed or that will be filed with the SEC as they become available because they will contain important information. This press release is not a substitute for the joint proxy statement/prospectus or any other documents which Validus or IPC may send to their respective shareholders in connection with the proposed amalgamation. All such documents, when filed, will be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to Validus through Jon Levenson, Senior Vice President, at +1-441-278-9000, or IPC through John Weale, Chief Executive Officer and Chief Financial Officer, at +1-441-298-5100.

This press release does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a proxy statement/prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION:

Validus and IPC and their directors and executive officers are deemed to be participants in any solicitation of Validus and IPC shareholders in connection with the proposed amalgamation. Information about Validus’ directors and executive officers is available in Validus’ definitive proxy statement, dated March 25, 2009, for its 2009 annual general meeting of shareholders. Information about IPC’s directors and executive officers is available in IPC’s Amendment No. 1 to Form 10-K, dated April 30, 2009, for the fiscal year ended December 31, 2008.